OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 29, 2009
Washington, D.C. 20549	Estimated average burden hours per response. . . . . . . 14.5

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Earth Biofuels, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27031F102

(CUSIP Number)

Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention: Richard Gashler, General Counsel
212-603-5700

With a Copy to:
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10019
212-756-2000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 15 Pages)

CUSIP No. 27031F102	SCHEDULE 13D	Page 2 of 15 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Master Investments Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER	(7) SOLE VOTING POWER
OF	0
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED	Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock
BY
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON
WITH	(10) SHARED DISPOSITIVE POWER
Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.94%[1]

(14)	TYPE OF REPORTING PERSON **
CO

_______________________________
1 See Items 4 and 5(a) hereof.

CUSIP No. 27031F102	SCHEDULE 13D	Page 3 of 15 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandell Asset Management Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER	(7) SOLE VOTING POWER
OF	0
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED	Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock
BY
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON
WITH	(10) SHARED DISPOSITIVE POWER
Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.94%[1]

(14)	TYPE OF REPORTING PERSON **
CO

_______________________________
1 See Items 4 and 5(a) hereof.

CUSIP No. 27031F102	SCHEDULE 13D	Page 4 of 15 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER	(7) SOLE VOTING POWER
OF	0
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED	Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock
BY
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON
WITH	(10) SHARED DISPOSITIVE POWER
Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.94%[1]

(14)	TYPE OF REPORTING PERSON **
CO

_______________________________
1 See Items 4 and 5(a) hereof.

CUSIP No. 27031F102	SCHEDULE 13D	Page 5 of 15 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Holdings Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER	(7) SOLE VOTING POWER
OF	0
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED	Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock
BY
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON
WITH	(10) SHARED DISPOSITIVE POWER
Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.94%[1]

(14)	TYPE OF REPORTING PERSON **
CO

_______________________________
1 See Items 4 and 5(a) hereof.

CUSIP No. 27031F102	SCHEDULE 13D	Page 6 of 15 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas E. Sandell

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

NUMBER	(7) SOLE VOTING POWER
OF	0
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED	Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock
BY
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON
WITH	(10) SHARED DISPOSITIVE POWER
Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrant to purchase up to 3,482,759 shares of Common Stock $11,500,000 Principal Amount 8% Senior Convertible Note convertible into 3,965,517 shares of Common Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.94%[1]

(14)	TYPE OF REPORTING PERSON **
IN

_______________________________
1 See Items 4 and 5(a) hereof.

CUSIP No. 27031F102	SCHEDULE 13D	Page 7 of 15 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Earth Biofuels, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 3001 Knox Street, Suite 403, Dallas, TX 75205.

ITEM 2. IDENTITY AND BACKGROUND

(a) The names of the persons filing this statement on Schedule 13D are Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); and Thomas E. Sandell ("Sandell"). Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

(b) The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for each of SAMC and Sandell is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

(c) Castlerigg International is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International invests substantially all of its assets indirectly in Castlerigg Master Investments, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings. SAMC is the discretionary investment manager of Castlerigg International, Castlerigg Holdings and Castlerigg Master Investments. Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC. Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, SAMC, Castlerigg International and Castlerigg Holdings (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies. SAMC is a Cayman Islands exempted companies. Sandell is a citizen of Sweden.

CUSIP No. 27031F102	SCHEDULE 13D	Page 8 of 15 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Note (as defined in Item 4 below) and Warrants (as defined in Item 4 below) reported herein held by Castlerigg Master Investments were derived from general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $11,500,000 was paid to acquire the Note and Warrants reported herein.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Note and Warrants for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity. Each of the Reporting Persons may be deemed to beneficially own (i) the 3,482,759 shares of Common Stock issuable to Castlerigg Master Investments upon exercise of the Warrants (as defined below) and (ii) the 3,965,517 shares of Common Stock issuable to Castlerigg Master Investments upon conversion of the outstanding principal of the Note (as defined below). The shares issuable to Castlerigg Master Investments upon exercise of the Warrants and conversion of the Notes represent approximately 2.94% of the shares of Common Stock outstanding based on 246,017,970 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10Q/A for the period ended March 31, 2007, filed by the Issuer on June 13, 2007. The beneficial ownership of the Reporting Persons is subject to the Blocker described below in Item 5(a) and the Reporting Persons have elected to file this Schedule 13D at this time because of the matters set forth in this Item 4.

On June 7, 2006, pursuant to a Securities Purchase Agreement (the "Original Bridge Securities Purchase Agreement"), by and among the Issuer, Castlerigg Master Investments and certain other parties thereto (the "Original Bridge Lenders"), Castlerigg Master Investments purchased (x) an 8% Senior Convertible Note, in the principal amount of $5,000,000 (the "Original Bridge Note") and (y) a Warrant to Purchase Common Stock, initially exercisable for up to 750,000 shares of Common Stock (the "Original Bridge Warrant").

Concurrently with the closing of the transactions contemplated by the Original Bridge Securities Purchase Agreement, the Issuer and the Original Bridge Lenders entered into a Registration Rights Agreement (the "Original Bridge Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Original Bridge Note and exercise of the Original Warrant under the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder, and applicable state securities laws.

The Original Bridge Securities Purchase Agreement, the Original Bridge Registration Right Agreement, the Original Bridge Note and the Original Bridge Warrant, copies of which are referenced, respectively, as Exhibits 1, 4, 2 and 3 hereto (which incorporates by reference Exhibits 4.1, 4.8, 4.2 and 4.5 of the Current Report on Form 8-K filed by the Issuer on June 12, 2006) are each incorporated herein by reference.

On June 10, 2006, pursuant to a Securities Purchase Agreement, by and among the Issuer and Castlerigg Master Investments (the "Second Bridge Securities Purchase Agreement"), Castlerigg Master Investments (i) exchanged the Original Warrant issued to Castlerigg Master Investments for a Warrant to Purchase Common Stock, initially exercisable for up to 750,000 shares of Common Stock (the "Amended Original Bridge Warrant") and (ii) purchased (x) an 8% Senior Convertible Note in the principal amount of $5,000,000 (the "Second Bridge Note") and (y) a Warrant to Purchase Common Stock, initially exercisable for up to 750,000 shares of Common Stock (the "Second Bridge Warrant").

CUSIP No. 27031F102	SCHEDULE 13D	Page 9 of 15 Pages

Concurrently with the closing of the transactions contemplated by the Second Bridge Securities Purchase Agreement, the Issuer and Castlerigg Master Investments entered into a Registration Rights Agreement, by and among the Issuer and Castlerigg Master Investments (the "Second Bridge Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Second Bridge Note and exercise of the Amended Original Bridge Warrant and Second Bridge Warrant under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

The Second Bridge Securities Purchase Agreement, the Second Bridge Registration Right Agreement, the Second Bridge Note, Second Bridge Warrant and the Amended Original Bridge Warrant, copies of which are referenced, respectively, as Exhibits 5, 9, 7, 8 and 6 hereto (which incorporates by reference Exhibits 10.51, 10.52, 10.53, 10.55 and 10.54 of the Quarterly Report on Form 10-QSB filed by the Issuer on November 20, 2006) are each incorporated herein by reference.

On July 24, 2006, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), by and among the Issuer, the Original Bridge Lenders and certain other additional purchasers party thereto (collectively, the "Noteholders"), Castlerigg Master Investments purchased (x) an 8% Senior Convertible Note, in the principal amount of $11,500,000 (the "Note" and together with the other notes issued to the Noteholders thereunder, the "Notes"), (y) a Series A Warrant to Purchase Common Stock, initially exercisable for up to 1,982,759 shares of Common Stock (the "Series A Warrant") and (z) a Series B Warrant to Purchase Common Stock, initially exercisable for zero shares of Common Stock (the "Series B Warrant", and together with the Series A Warrant, the "Transaction Warrants", and together with the Amended Original Bridge Warrant and the Second Bridge Warrant, the "Warrants"). As part of the transactions contemplated by the Securities Purchase Agreement, the Original Note and Second Bridge Note were surrendered as consideration for the purchase of the Note and the remaining $1,500,000 of the purchase price of the Note was paid in cash. The Series B Warrant only becomes exercisable for Common Stock of the Issuer following a Mandatory Conversion (as defined in the Note) that the Issuer may elect to occur if it has satisfied certain conditions. In any such Mandatory Conversion, the number of shares exercisable under the Series B Warrant increases by an amount equal to 50% of the number of shares of Common Stock issued in such Mandatory Conversion. As of the date of this filing, no Mandatory Conversion has occurred and the conditions to the Mandatory Conversion have not been satisfied.

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, the Issuer and the Noteholders entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Notes and exercise of the Transaction Warrants and the other warrants issued to the Noteholders pursuant to the Securities Purchase Agreement (collectively, the "Noteholder Warrants") under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

The Securities Purchase Agreement, the Registration Right Agreement, the form of Note and the form of Series A Warrant, copies of which are referenced, respectively, as Exhibits 10, 14, 11, 12 hereto (which incorporates by reference Exhibits 4.1, 4.2, 4.3 and 4.4 of the Current Report on Form 8-K filed by the Issuer on July 25, 2006) are each incorporated herein by reference. The Form of Series B Warrant, a copy of which is attached as Exhibit 13 hereto, is incorporated herein by reference.

On August 18, 2006, Castlerigg Master Investments delivered an Event of Default Redemption Notice (as defined in the Note) to the Issuer, as set forth in Exhibit 15 attached hereto and incorporated herein by reference (the "Event of Default Notice"), which set forth certain Events of Default (as defined in the Note) of the Company that occurred, which required the Company to redeem the entire Note in full at the aggregate Event of Default Redemption Price (as defined in the Note) of $14,624,024 on August 25, 2006. The Issuer has not redeemed the Note as of the date of this filing and the failure to repay the Note also constitutes an Event of Default under the Note. The Reporting Persons have endeavored to negotiate a resolution of these Events of Default with the Issuer, but have been unable to reach any definitive agreement with the Issuer as of the date of this filing.

CUSIP No. 27031F102	SCHEDULE 13D	Page 10 of 15 Pages

On December 29, 2006, Castlerigg Master Investments entered into an Amendment Agreement with Apollo Resources International, Inc., a Utah corporation ("Apollo") and the majority shareholder of the Issuer, as set forth in Exhibit 16 attached hereto and incorporated herein by reference (the "Amendment Agreement"), whereby Apollo exchanged certain shares of common stock of Apollo and warrants exercisable into common stock of Apollo for a senior secured convertible note issued by Apollo to Castlerigg Master Investments, in the principal amount of $8,296,752, which was to be secured by certain assets of Apollo, including, without limitation, an accounts receivable in the amount of $2,750,000 owed to Apollo by the Issuer, which was to be documented as a note to be issued by the Issuer to Castlerigg Master Investments (the "Collateral Note"). As of the date of this filing, the Collateral Note has yet to be issued by the Issuer.

On May 18, 2007, the Issuer filed a Quarterly Report on Form 10-QSB for the period ended March 31, 2007, which states that the Issuer "entered into a Forbearance and Amended Agreement in the aggregate amount of $63,000,000 with the [Noteholders] whereby all default interest, interest penalties and registration right penalties [under the Notes] were removed and replaced with an interest premium. . . The agreement provides for a principal payment in the amount of $25 million on June 30, 2007, with the balance due on August 31, 2007 totaling $38 million." This statement is not correct. The Reporting Persons did not enter into a Forbearance and Amended Agreement with the Issuer and, upon information and belief, none of the other Noteholders entered into a Forbearance and Amended Agreement with the Issuer as of the date of this filing.

 The Reporting Persons may act in concert with other Noteholders solely in their capacity as creditors of the Issuer. By reason of the occurrence of certain Events of Default and the delivery of the Event of Default Notice, the Issuer's obligations to the Reporting Persons have been accelerated and debt currently due and owing by the Issuer to the Reporting Persons exceeds $16.5 million.

On July 11, 2007, Castlerigg Master Investments and certain of the Noteholders, acting in concert solely in their capacity as creditors of the Issuer (the "Restructuring Noteholders"), filed an involuntary bankruptcy petition requesting that an order for relief be entered against the Company, as debtor, under chapter 7 of Title 11, United States Code, by the United States Bankruptcy Court for the District of Delaware, a copy of which is attached hereto as Exhibit 17 (the "Involuntary Petition"). In the absence of a consensual restructuring or full repayment of the debt owed to the Restructuring Noteholders, the Restructuring Noteholders intend to enforce their respective and collective rights and remedies under the Notes, applicable state law and/or federal bankruptcy law. By virtue of such actions, the Noteholders may be deemed to have formed a group, however each of the Reporting Persons expressly disaffirms the existence of a group with regard to the Common Stock (or any securities convertible into or exercisable for Common Stock). None of the Reporting Persons has any plans or proposals to convert the outstanding principal of the Note into Common Stock or to exercise the Warrants or to exercise any remedy available to such Reporting Person by virtue of such Reporting Person's beneficial ownership of equity securities of the Issuer.

The other Restructuring Noteholders have filed separately their own Schedule 13D with respect to the Issuer. Upon information and belief, in each case subject to the Blocker, (i) Radcliffe SPC, Ltd. For and on behalf of the Class A Convertible Crossover Segregated Portfolio has reported $5,000,000 in principal amount of Notes, initially convertible into 1,724,138 shares of Common Stock, Original Bridge Warrants to purchase up to 375,000 shares of Common Stock and Noteholder Warrants to purchase up to 862,069 shares of Common Stock, (ii) Portside Growth and Opportunity Fund has reported $2,000,000 in principal amount of Notes initially convertible into 689,655 shares of Common Stock and Noteholder Warrants to purchase up to 344,828 shares of Common Stock, (iii) Cornell Capital Partners, LP has reported $3,000,000 in principal amount of Notes initially convertible into 1,034,483 shares of Common Stock and Noteholder Warrants to purchase up to 517,241 shares of Common Stock and (iv) Evolution Master Fund Ltd. SPC, Segregated Portfolio M has reported $11,500,000 in principal amount of Notes initially convertible into 3,965,517 shares of Common Stock and Noteholder Warrants to purchase up to 1,982,759 shares of Common Stock.

CUSIP No. 27031F102	SCHEDULE 13D	Page 11 of 15 Pages

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations or (iv) exercise their rights, if any, as holders of the Notes and Warrants in connection with a bankruptcy case of the Issuer.

In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and Noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. In connection therewith, the Reporting Persons may review and may seek to challenge the enforceability of the Consent Judgment and Settlement Agreement entered into by the Company on June 15, 2007 and reported in a Form 8-K filed on July 5, 2007. Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 27031F102	SCHEDULE 13D	Page 12 of 15 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons may be deemed to beneficially own (i) the 3,482,759 shares of Common Stock issuable to Castlerigg Master Investments upon exercise of the Warrants and (ii) the 3,965,517 shares of Common Stock issuable to Castlerigg Master Investments upon conversion of the outstanding principal of the Note. The shares issuable to Castlerigg Master Investments upon exercise of the Warrants and conversion of the Notes represent approximately 2.94% of the shares of Common Stock outstanding based on 246,017,970 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10Q/A for the period ended March 31, 2007, filed by the Issuer on June 13, 2007. Neither the Warrants nor the Note may be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 61 days prior written notice to the Issuer) to a different percentage not in excess of 9.99% (all of the foregoing, the "Blocker").

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of (i) the 3,482,759 shares of Common Stock issuable to Castlerigg Master Investments upon exercise of the Warrants and (ii) the 3,965,517 shares of Common Stock issuable to Castlerigg Master Investments upon conversion of the outstanding principal of the Note.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto. (d) No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Castlerigg Master Investments.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, in connection with the issuance of the Original Bridge Note, on June 7, 2006, the Issuer and the Original Bridge Lenders entered into the Original Bridge Securities Purchase Agreement and the Original Bridge Registration Right Agreement, a copy of which is referenced as Exhibits 1 and 4 hereto, respectively (which incorporates by reference Exhibits 4.1 and 4.8 of the Current Report on Form 8-K filed by the Issuer on June 12, 2006) and the Issuer issued to Castlerigg Master Investments the Original Bridge Note and the Original Bridge Warrant a copy of which is referenced as Exhibits 2 and 3 hereto, respectively (which incorporates by reference Exhibits 4.2 and 4.5 of the Current Report on Form 8-K filed by the Issuer on June 12, 2006).

As described in Item 4 above, in connection with the issuance of the Second Bridge Note, on June 10, 2006, the Issuer and Castlerigg Master Investments entered into the Second Bridge Securities Purchase Agreement and the Second Bridge Registration Right Agreement, a copy of which is referenced as Exhibits 5 and 9 hereto, respectively (which incorporates by reference Exhibits 10.51 and 10.52 to the Quarterly Report on Form 10-QSB filed by the Issuer on November 20, 2006) and the Issuer issued to Castlerigg Master Investments the Second Bridge Note, the Amended Original Bridge Warrant and the Second Bridge Warrant, a copy of which is referenced as Exhibits 7, 6 and 8 hereto, respectively (which incorporates by reference Exhibits 10.54, 10.53 and 10.55 of the Quarterly Report on Form 10-QSB filed by the Issuer on November 20, 2006).

CUSIP No. 27031F102	SCHEDULE 13D	Page 2 of 13 Pages

As described in Item 4 above, in connection with the issuance of the Note, on July 24, 2006, the Issuer and the Noteholders entered into the Securities Purchase Agreement and the Registration Right Agreement, a copy of which is referenced as Exhibits 10 and 14 hereto, respectively (which incorporates by reference Exhibits 4.1 and 4.2 to the Current Report on Form 8-K filed by the Issuer on July 25, 2006) and the Issuer issued to Castlerigg Master Investments the Note and the Series A Warrant (which incorporates by reference Exhibits 4.2 and 4.3 and to the Current Report on Form 8-K filed by the Issuer on July 25, 2006) a copy of which is referenced as Exhibits 11 and 12 hereto, respectively and the Series B Warrant, a copy of which is attached as Exhibit 13 hereto.

As described in Item 4 above, on August 18, 2006, Castlerigg Master Investments delivered the Event of Default Redemption Notice to the Issuer, a copy of which is attached as Exhibit 15 hereto.

As described in Item 4 above, on December 29, 2006, Castlerigg Master Investments entered into an Amendment Agreement with Apollo, a copy of which is attached as Exhibit 16 hereto.

As described in Item 4 above, on July 11, 2007, the Restructuring Noteholders filed the Involuntary Petition with the United States Bankruptcy Court for the District of Delaware, a copy of which is attached hereto as Exhibit 17.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is referenced as Appendix II hereto.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

Appendix I: Transactions Effected During the Past Sixty Days

Appendix II: Joint Filing Agreement

Appendix III: Information Regarding the Instruction C Persons

Appendix IV: Powers of Attorney

EXHIBITS

1. Securities Purchase Agreement, dated June 7, 2006, by and among Earth Biofuels, Inc., Castlerigg Master Investments Ltd. and certain other parties thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on June 12, 2006).

2. 8% Senior Convertible Note, dated June 7, 2006, issued to Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on June 12, 2006).

CUSIP No. 27031F102	SCHEDULE 13D	Page 14 of 15 Pages

3.   Warrant to Purchase Common Stock, dated June 7, 2006, issued to Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on June 12, 2006).

4.   Registration Rights Agreement, dated June 7, 2006, by and among Earth Biofuels, Inc. and the Original Bridge Lenders (incorporated by reference to Exhibit 4.8 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on June 12, 2006).

5.   Securities Purchase Agreement, dated June 10, 2006, by and among Earth Biofuels, Inc. and Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 10.51 to the Quarterly Report on Form 10-QSB filed by Earth Biofuels, Inc. on November 20, 2006).

6.   Warrant to Purchase Common Stock, dated July 10, 2006, issued to Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 10.54 to the Quarterly Report on Form 10-QSB filed by Earth Biofuels, Inc. on November 20, 2006).

7.  8% Senior Convertible Note, dated July 11, 2006, issued to Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 10.53 to the Quarterly Report on Form 10-QSB filed by Earth Biofuels, Inc. on November 20, 2006).

8.   Warrant to Purchase Common Stock, dated July 10, 2006, issued to Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 10.55 to the Quarterly Report on Form 10-QSB filed by Earth Biofuels, Inc. on November 20, 2006).

9.  Registration Rights Agreement, dated July 10, 2006, by and among Earth Biofuels, Inc. and Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 10.52 to the Quarterly Report on Form 10-QSB filed by Earth Biofuels, Inc. on November 20, 2006).

10.   Securities Purchase Agreement, dated July 24, 2006, by and among Earth Biofuels, Inc., Castlerigg Master Investments Ltd. and certain other parties thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

11.  8% Senior Convertible Note, dated July 24, 2006, issued to Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

12.   Series A Warrant to Purchase Common Stock, dated July 24, 2006, issued to Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

13.   Series B Warrant to Purchase Common Stock, dated July 24, 2006, issued to Castlerigg Master Investments Ltd.

14.   Registration Rights Agreement, dated July 24, 2006, by and among Earth Biofuels, Inc., Castlerigg Master Investments Ltd. and certain other parties thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

15.   Event of Default Redemption Notice from Castlerigg Master Investments Ltd., dated August 18, 2007.

16.   Amendment Agreement, by and among Castlerigg Master Investments Ltd. and Apollo Resources International, Inc., dated December 29, 2006.

17.   Involuntary Petition with respect to Earth Biofuels, Inc., as debtor, filed with the United States Bankruptcy Court of the District of Delaware on July 11, 2007.

CUSIP No. 27031F102	SCHEDULE 13D	Page 15 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp. its Investment Manager

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

=
SANDELL ASSET MANAGEMENT CORP.

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp. its Investment Manager

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp. its Investment Manager

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

APPENDIX I
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Date of	Person	Amount of	Price per
transaction	effecting	securities	share
	transaction	Bought/ (Sold)	or unit

None

APPENDIX II
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 12, 2007

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp. its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell

Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp. its Investment Manager

By:	/s/ Thomas E. Sandell

Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp. its Investment Manager

By:	/s/ Thomas E. Sandell

Thomas E. Sandell, Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

Appendix III
Information Regarding the Instruction C Persons

Castlerigg Master Investments, SAMC, Castlerigg International and Castlerigg Holdings have no executive officers or directors other than as follows:

Sandell serves as a director of Castlerigg Master Investments, SAMC, Castlerigg International and Castlerigg Holdings and as an executive officer of Castlerigg International and SAMC.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

InterCaribbean Services Ltd. serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

Name	Principal	Address	Citizenship /
	Occupation		Place of Organization
Sandell	See Item 2	See Item 2	See Item 2
Mignon	Executive of an	Le Prince de Galles	Belgium
	investment manager	10 Avenue de Grande-
Bretagne
MC-98000 Monte-Carlo
MONACO
InterCaribbean	Fund Administrator	c/o Citco BVI Limited	Curacao,
Services Ltd.		Citco Building	Netherlands
		Wickhams Cay	Antilles
PO Box 662
Road Town, Tortola
British Virgin Islands
O'Brien	Chief Financial	40 West 57th Street,	United States
	Officer of	26th Floor
	SAMC	New York, New York
10019

Gashler	General Counsel	40 West 57th Street,	United States
	of SAMC	26th Floor
New York, New York
10019

Appendix IV
POWERS OF ATTORNEY

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: July 12, 2007	CASTLERIGG MASTER INVESTMENTS LTD.

By: Sandell Asset Management Corp. its Investment Manager

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: July 12, 2007	SANDELL ASSET MANAGEMENT CORP.

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: July 12, 2007	CASTLERIGG INTERNATIONAL LIMITED

By: Sandell Asset Management Corp.
its Investment Manager

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: July 12, 2007	CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By: Sandell Asset Management Corp.
its Investment Manager

	By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: July 12, 2007
/s/ Thomas E. Sandell
Thomas E. Sandell